Exhibit 99.1

Regulatory release

Three and nine-month periods ended September 30, 2006

Unaudited Condensed Interim Financial Report

On October 26, 2006, Royal Dutch Shell plc (“Royal Dutch Shell”) released the Unaudited Condensed Interim Financial Report for the three and nine-month periods ended September 30, 2006 of Royal Dutch Shell and its consolidated subsidiaries (collectively, the “Shell Group”). This report includes the Unaudited Condensed Consolidated Interim Financial Statements, including condensed notes, for the Shell Group on the same basis that such information was announced by press release on October 26, 2006.

Contact — Investor Relations
UK:	Gerard Paulides	+44 20 7934 6287
Europe:	Tjerk Huysinga	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

Contact — Media
UK, International:	Shell Media Contact	+44 20 7934 3505
The Netherlands:	Shell Media Contact	+31 70 377 8750